Broadpoint.Gleacher
Broadpoint Gleacher Securities Group, Inc.
April 2, 2010
VIA EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Sonia Gupta Barros
Re:	Broadpoint Gleacher Securities Group, Inc. Form 10-K Filed March 26, 2009 Form 10-K/A Filed April 30, 2009 File No. 000-14140
Ladies and Gentlemen:
     We submit this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 16, 2010 to Lee Fensterstock, former Chief Executive Officer of Broadpoint Gleacher Securities Group, Inc. (the “Company”), relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2008, as amended. Due to Mr. Fensterstock’s resignation from the Company, please direct any further communications to the undersigned.
     For your reference, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.
Comments on Form 10-K
Part II, page 20
Item 5. Market for the Registrant’s Common Equity...page 20
Issuance of Unregistered Equity Securities, page 20
1.	We note your response to our prior comment 1 and your Form 8-K filed June 8, 2009 which indicates that you issued and sold 22,401,712 shares of common stock in reliance upon exemptions from registration pursuant to Section 4(2) of

April 2, 2010

the Securities Act and Regulation D. Beginning March 16, 2009, we required all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/ formdfiling.htm. Please promptly file copies of your Forms D.
The Company notes the Staff’s comment and on March 26, 2010, the Company submitted electronically its Form D for the issuance described on the Form 8-K filed June 8, 2009.
Comments on Form 10-K/A
Item 11 Executive Compensation, page 6
Compensation Discussion and Analysis, page 6
2.	We note your response to comment 4 of our letter. In response to our comment, you provided generalized reasons for your executive officers receiving different levels of compensation. In addition to this disclosure, please disclose, on an individualized basis, the reasons for material differences in compensation paid to your executive officers, similar to the description provided for Mr. Fensterstock. Please provide this disclosure in future filings and tell us how you intend to comply.
     The Company notes the Staff’s comment and confirms that it will provide the requested disclosure in future filings. The Company intends to comply by providing disclosure, on an individualized basis, of the reasons for material differences in compensation paid to executive officers similar to the disclosure that was provided previously for Mr. Fensterstock. The Company expects that disclosure of the nature and scope set forth below, but revised to reflect relevant facts and analysis, will be included in future filings:
In 2009, Mr. Fensterstock, as CEO, received the highest compensation among our NEOs. The Executive Compensation Committee believes that the responsibilities and obligations of the CEO, including oversight of business unit performance, execution of strategy, oversight of the other executive officers and the ultimate responsibility for the performance of the Company, are greater than those of any other NEO. For these reasons, among others (as described more fully below under “Employment Agreement — Amendment to Mr. Fensterstock’s Employment Agreement”), the Company entered into an amendment to Mr. Fensterstock’s employment agreement in 2009, which provided Mr. Fensterstock with compensation that significantly exceeded the compensation we paid to any of the other NEOs in 2009.

Broadpoint Gleacher Securities Group, Inc. 12 E 49th St. 31st Flr. NY, NY 10017-1028 tel 212-273-7305 fax 800-887-4129

April 2, 2010

Following Mr. Fensterstock, Mr. McNierney, the President and COO of the Company, received the next highest amount of compensation of our NEOs. The Executive Compensation Committee believes that the President and COO, as the NEO largely responsible for implementing the Company’s strategic plans and for the oversight of day-to-day operations Company-wide, is generally entitled to be the second highest paid NEO. Mr. McNierney was also very involved in important business development initiatives, including the Gleacher transaction, and financing activities during 2009. Mr. Turner and Ms. Arciero-Craig received compensation that was less than that paid to Messrs. Fensterstock and McNierney due largely to the fact that their responsibilities are inherently more limited in the breadth of Company functions for which they are accountable. Mr. Gleacher did not receive a 2009 annual incentive award for the reasons discussed below under the heading “Performance of NEOs — Mr. Gleacher.” While these considerations impacted the 2009 compensation of our NEOs, the Executive Compensation Committee has substantial discretion in setting 2010 compensation and may place greater weight on different criteria in the future.
Compensation Elements, page 8
3.	We note your response to comment 5 of our letter. In response to our comment, you state that the compensation paid to all of your named executive officers was below the median level in comparison to your peer group. Please provide disclosure, on an individualized basis, of the reasons each of your executive officers received compensation below the median level. Please include this disclosure in future filings and tell us how you intend to comply.
     The Company respectfully submits that, as discussed with Ms. Stacie Gorman of the Commission’s staff, there is no direct relationship between the performance of the named executive officers and their compensation levels relative to peer group compensation. The Executive Compensation Committee did not target the peer group median for setting executive compensation. The Company’s Executive Compensation Committee reviewed compensation in our peer group for comparison purposes and to provide context to the Executive Compensation Committee’s deliberations, but this review was only one of many factors that were considered by the Executive Compensation Committee in setting compensation.
     In light of the Staff’s comments, and consistent with our counsel’s conversation with Ms. Gorman on the subject, the Company intends to include in future filings disclosures on the subject substantially as set forth below (which is based on one set of facts and would change to reflect different facts):

Broadpoint Gleacher Securities Group, Inc. 12 E 49th St. 31st Flr. NY, NY 10017-1028 tel 212-273-7305 fax 800-887-4129

April 2, 2010

In determining the 2009 compensation of the NEOs, the Executive Compensation Committee considered the following factors:
•	the individual roles and responsibilities of each NEO;

•	the degree to which the Company achieved strategic and financial goals for the year;

•	the degree to which each executive officer achieved his or her individual goals for the year;

•	how each NEO contributed to our overall financial and operational performance;

•	the prevailing macro-economic conditions;

•	any employment agreement or other relevant contractual obligation;

•	historic compensation paid to our NEOs; and

•	data describing competitors’ pay practices, as provided by an independent compensation consultant . . .
The Executive Compensation Committee believes that there are multiple, dynamic factors that contribute to success at an individual and business level. The Executive Compensation Committee therefore has avoided adopting strict formulas and has relied primarily on a discretionary approach that allows the Executive Compensation Committee to set executive compensation levels on a case-by-case basis taking into account all relevant factors . . .
To provide competitive context to the Executive Compensation Committee, in 2009 [independent compensation consultant] analyzed executive compensation levels and incentive program structures and design within a peer group of similarly sized, publicly traded investment banking and brokerage firms. The [independent compensation consultant] determined the membership of the peer group with input from the Executive Compensation Committee and management. The peer group consisted of the following companies . . .
The Executive Compensation Committee reviewed the peer group data provided by [independent compensation consultant] to gain an understanding of market practices with regard to the design and magnitude of executive compensation. However, the Executive Compensation Committee did not use this information to directly determine specific compensation levels, nor did it target a specific percentile positioning versus the peers for NEO compensation. The Executive Compensation Committee considered [independent

Broadpoint Gleacher Securities Group, Inc. 12 E 49th St. 31st Flr. NY, NY 10017-1028 tel 212-273-7305 fax 800-887-4129

April 2, 2010

compensation consultant]’s competitive analysis together with all other factors discussed in this Compensation Discussion & Analysis.
     Please take note of the fact that the example disclosures set forth above are derived from the current draft of the proxy statement for our 2010 annual shareholders meeting. That draft is still evolving. The disclosures in our proxy statement, as ultimately filed, may change from those set forth above, as we seek to optimize the disclosure’s clarity and responsiveness to the Commission’s rules and guidance, as well as the Staff’s comments specific to the Company. Any such changes would be made with a view toward being fully responsive to the Staff’s comments.
* * * * *
     In response to the Staff’s request, the Company hereby acknowledges as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of our responses to your comments. We hope our responses have been complete and answer your questions. If you have further questions or if you need any additional information, or if you wish to discuss this letter or any related matter in greater detail, please contact me at (212) 273-7305.

Sincerely yours,
/s/ Patricia Arciero-Craig
Patricia Arciero-Craig
General Counsel and Secretary

cc:	Donald J. Murray, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 (T): (212) 259-6575 (F): (212) 259-6482

Broadpoint Gleacher Securities Group, Inc. 12 E 49th St. 31st Flr. NY, NY 10017-1028 tel 212-273-7305 fax 800-887-4129